UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number 001-12019

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Quaker Houghton Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, Pennsylvania 19428-2380

Quaker Houghton Retirement Savings Plan

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of
Quaker Houghton Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Quaker Houghton Retirement Savings Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2024.
/s/ Grant Thornton, LLP
Philadelphia, Pennsylvania
June 18, 2024

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of
Quaker Houghton Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Quaker Houghton Retirement Savings Plan (the Plan) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
We served as the Plan’s auditor from 2020 to 2023. In 2024, we became the predecessor auditor.
/s/ Baker Tilly, LLP
Philadelphia, Pennsylvania
June 29, 2023

Quaker Houghton Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Investments, at fair value:
Registered investment companies	$85,203,598	$74,691,124
Collective trust funds	138,611,552	121,727,402
Quaker Chemical Corporation Stock Fund	22,485,542	21,710,058
Participant-directed brokerage accounts	2,421,295	3,089,808
Total investments	248,721,987	221,218,392

Receivables:
Employer's contributions receivable	238,359	240,677
Plan merger receivable (Note 1)	—	464,910
Participant notes receivable	2,981,263	2,914,902
Total Receivables	3,219,622	3,620,489

Net assets available for benefits	$251,941,609	$224,838,881
The accompanying notes are an integral part of the financial statements.

Quaker Houghton Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Twelve Months Ended December 31,
	2023	2022
Additions
Investment income (loss):
Interest and dividend income	$3,001,911	$3,125,178
Net appreciation (depreciation) in fair value of investments	36,188,633	(57,035,560)
Total investment income (loss)	39,190,544	(53,910,382)

Interest income, participant notes receivable	178,366	132,117

Contributions:
Employer	6,283,800	5,809,170
Participant	10,158,545	9,353,861
Rollover	1,421,629	460,649
Total contributions	17,863,974	15,623,680

Total additions (reductions)	57,232,884	(38,154,585)

Deductions
Payment of benefits	30,356,762	26,848,299
Total deductions	30,356,762	26,848,299

Net increase (decrease)	26,876,122	(65,002,884)

Plan merger assets transferred in	226,606	8,950,202

Net assets available for benefits:
Beginning of year	224,838,881	280,891,563
End of year	$251,941,609	$224,838,881
The accompanying notes are an integral part of the financial statements.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Quaker Houghton Retirement Savings Plan (the “Plan”) provides only general information. The Plan document provides a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for certain U.S. employees of Quaker Chemical Corporation (doing business as Quaker Houghton) (the “Company”) and participating employers (AC Products, Inc. (“AC”), Epmar Corporation (“Epmar”), Summit Lubricants, Inc. (“Summit”), ECLI Products, LLC (“ECLI”), Houghton International Inc. (“Houghton”), Wallover Oil Company, Inc. (“Wallover”), Coral Chemical Company (“Coral”), Ultraseal America, Inc. (“Ultraseal”) and SIFCO Applied Surface Concepts, LLC (“SIFCO”). Effective January 1, 2023 Baron Acquisition LLC (doing business as Baron Industries) (“Baron”) became a participating employer in the Plan. Effective January 1, 2022 the Plan migrated to a nonstandardized pre-approved plan format with Vanguard. The Plan is administered by the Retirement Savings Plan Committee, which is appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Employees of the Company and adopting affiliates are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement.
Plan Amendments and Mergers
Effective January 1, 2023, Baron Acquisition LLC became a participating employer in the Plan and the Baron Industries 401(k) Plan (the “Baron Plan”) was merged into the Plan . Net assets, including notes receivable from participants, totaling $464,910 and $226,606, were transferred from the Baron Plan to the Plan on January 3, 2023 and January 19, 2023 (the “Baron Plan Transfer Dates”), respectively. As a result, a corresponding receivable of $464,910 for the plan merger was recorded in the Statement of Net Assets Available for Benefits as of December 31, 2022.
In addition, effective January 1, 2022, the Plan was amended to clarify that the Plan sponsor may determine the limit for the discretionary match.
In March 2023, the Retirement Savings Plan Committee approved limits to participant contributions and exchanges within the Quaker Chemical Corporation Stock Fund, including limits on contributions or exchanges once a participant’s holding meets or exceeds 20% of a participant’s total account balance. When these limits are implemented, participants exceeding these limits will be allowed to maintain their investment while restricted from adding new money into the fund.
Contributions
Participants may elect to contribute on a before-tax and/or after-tax basis any whole percentage of their compensation as defined, up to 75%, during the year, not to exceed the annual Internal Revenue Code (“IRC”) limits. At the discretion of the Retirement Savings Plan Committee, the Plan matches 50% of the first 6% of compensation as defined that is contributed to the Plan, with a maximum matching contribution of 3% of compensation. In addition, the Plan provides for non-elective non-discretionary contributions on behalf of participants who have completed one year of service equal to 3% of the eligible participant's compensation, as defined.
The Company’s Board of Directors (and AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary non-elective contributions, which are allocated on the basis of eligible participants’ compensation, as defined. Upon completing one year of service, an eligible participant is eligible to receive discretionary non-elective contributions on the first day of the month coinciding with or following the date on which the participant meets the one year of service requirement. No such discretionary non-elective contributions were made during the years ended December 31, 2023 and 2022. Epmar, Summit, ECLI, Houghton, Wallover, Ultraseal, Coral, SIFCO, and Baron participants are not eligible for discretionary non-elective contributions.
Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of the IRC. No Company matching contributions are made with respect to catch-up contributions.
Participant Accounts
Each participant’s account is credited or deducted with the participant’s contribution and any applicable direct expenses and allocation of the Company’s contributions and any Plan earnings and losses. Allocations are based on participant earnings, account balances, or specific participation transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements – Continued
Participant Notes Receivable
Participants may borrow from their fund accounts (other than amounts invested in the Quaker Chemical Corporation Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community (generally the prime rate), plus 1%. The term of each participant loan generally may not exceed five years except for the purchase of principal residence loans. Interest rates on outstanding participant notes receivable as of December 31, 2023 ranged from 4.25% to 9.50%. Principal and interest are paid ratably through periodic payroll deductions. Loan application fees and annual maintenance fees on all outstanding loans are paid by the participant. The Plan allows up to two loans at a time, which consists of a maximum of one principal residence loan allowed and a maximum of two general purpose loans allowed.
Payment of Benefits
Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account. In addition, a participant may elect to take an in-service distribution from their rollover account prior to reaching age 59 ½, and from all accounts upon reaching age 59 ½. If a participant’s vested account balance exceeds $1,000, the participant may defer payment until April 1 following the year the participant reaches the applicable age (age 70 ½ for a participant born before July 1, 1949, age 72, for a participant born after June 30, 1949 and before January 1, 1951, age 73 for a participant born on or after January 1, 1951 and before January 1, 1960, age 75 for a participant born on or after January 1960) or following the year in which the participant terminates employment, if later.
Hardship Withdrawals
Participants who are actively employed and who meet certain requirements may take a hardship withdrawal from their elective contributions.
Vesting
Upon entering the Plan, participants are fully vested in Company matching contributions, Company discretionary non-elective contributions, Company non-discretionary non-elective contributions, and employee deferrals plus actual earnings.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. The most significant estimate is the determination of the fair values of the Plan’s investments. Actual results could differ from those estimates.
Administration of Plan Assets
The Plan’s assets are held by a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”), which acts as the Trustee for Plan investments. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses, including the Trustee’s and audit fees, are paid directly by the Company and are therefore excluded from these financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the Trustee. Refer to Note 4 – Fair Value Measures for further information.
Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold during the year as well as unrealized gains and losses on those held at year end. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements – Continued
Net investment returns reflect certain fees paid by the investment funds, which include costs for portfolio management, administrative and other services as described in each fund’s prospectus. These fees are deducted by the investment funds prior to allocation of the Plan’s investment earnings activity and are therefore not separately identified as Plan expenses.
Participant Notes Receivable
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as a benefit payment when the Plan Administrator deems the participant note receivable to be in default based on the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3 – RISKS AND UNCERTAINTIES
Investment securities are exposed to various risks such as interest rate, credit and overall market volatility. Due to the risks associated with investment securities and the concentration of investments denoted in the table below, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Therefore, the Plan provides for investment options in various investment securities, which allows participants to diversify their securities portfolios and mitigate these risks.
The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s net assets:

	December 31, 2023		December 31, 2022
Investments	Balance	%	Balance	%
Vanguard Institutional Index Fund Institutional Shares	$33,726,676	13%	$28,018,942	12%
NOTE 4 – FAIR VALUE MEASURES
The Plan applies the guidance of the Financial Accounting Standards Board regarding fair value measurements, which establishes a common definition for fair value. Specifically, the guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:
•Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
•Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:
Registered Investment Companies
The shares of registered investment companies, which represent the Net Asset Value (“NAV”) of shares held by the Plan, are valued based on quoted market prices on an exchange in an active market and are classified as Level 1 investments.
Common Stock Fund
The common stock fund is comprised of investments in the Quaker Chemical Corporation Stock Fund, which is composed of shares of the Company and uninvested cash. The shares of the Company are traded on an exchange in an active market and are classified as a Level 1 investment.
Participant-Directed Brokerage Accounts
The participant-directed brokerage accounts are mainly composed of investments in common stock and registered investment companies, which are valued based on quoted market prices on an exchange in an active market and are classified as Level 1 investments.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements – Continued
Common/Collective Trust
The Plan invests in certain Vanguard Institutional trusts and certain Vanguard Retirement Trusts (collectively, the “Vanguard Trusts”), which include a stable value fund and trusts that invest in gradually differing mixes of Vanguard funds and trusts tailored to the risk level of the target retirement year. The Plan also invests in Prudential Trust’s Jennison Small/Mid Cap Equity Fund (the “Jennison Fund”) that holds ownership in a variety of equity securities across the Russell 2500 Index, which combines a portion of midcap stocks with small cap stocks, on behalf of its investors. Contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan, and also, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the Plan’s ability to transact at contract value, including: 1) premature termination of the contracts by the Plan; 2) Plan termination; and 3) bankruptcy of the Plan sponsor. The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring. Contract issuers may terminate and settle the contracts at other than contract value if there is a change in qualification status of a participant, sponsor or plan, a breach of material obligations under the contract and misrepresentation by the contract holder or failure of the underlying portfolio to conform to pre-established investment guidelines. The Vanguard Trusts and Jennison Fund are valued at the NAV of units held at year end. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments less any liabilities. The practical expedient would not be used when it is determined to be probable that the Vanguard Trusts or Jennison Fund will sell the investment for an amount different than the reported NAV.
The valuation methodologies described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. During 2022, the Plan transferred a majority of its plan assets from Registered Investment Companies to Common/Collective Trusts, primarily related to the Vanguard target retirement trusts. There have been no significant changes in valuation methodologies used during the years ended December 31, 2023 and 2022.

As of December 31, 2023 and 2022, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements as of December 31, 2023 Using Fair Value Hierarchy
Investments	Total Fair Value	Level 1	Level 2	Level 3
Registered investment companies	$85,203,598	$85,203,598	$—	$—
Quaker Chemical Corporation Stock Fund	22,485,542	22,485,542	—	—
Participant-directed brokerage accounts	2,421,295	2,421,295	—	—
Total investments in fair value hierarchy	110,110,435	110,110,435	—	—
Common/collective trusts measured at NAV *	138,611,552	—	—	—
Total investments	$248,721,987	$110,110,435	$—	$—

		Fair Value Measurements as of December 31, 2022 Using Fair Value Hierarchy
Investments	Total Fair Value	Level 1	Level 2	Level 3
Registered investment companies	$74,691,124	$74,691,124	$—	$—
Quaker Chemical Corporation Stock Fund	21,710,058	21,710,058	—	—
Participant-directed brokerage accounts	3,089,808	3,089,808	—	—
Total investments in fair value hierarchy	99,490,990	99,490,990	—	—
Common/collective trusts measured at NAV *	121,727,402	—	—	—
Total investments	$221,218,392	$99,490,990	$—	$—
* Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchies to the line items presented in the Statements of Net Assets Available for Benefits.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements – Continued
As of December 31, 2023 and 2022, the Plan’s investments that are measured at fair value using the NAV per share were as follows:

	December 31, 2023
Common/Collective Trusts	Total Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity Fund	$4,116,563	$—	Daily	N/A
Stable Value Funds	23,972,356	—	Daily	N/A
Target-Date Funds	110,522,633	—	Daily	N/A
Total investments	$138,611,552

	December 31, 2022
Common/Collective Trusts	Total Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity Fund	$4,236,467	$—	Daily	N/A
Stable Value Funds	26,162,301	—	Daily	N/A
Target-Date Funds	91,328,634	—	Daily	N/A
Total investments	121,727,402
NOTE 5 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of VFTC, which acts as the Trustee for Plan investments.
In addition, shares of Company common stock included in the Quaker Chemical Corporation Stock Fund are offered as an investment to Plan participants. As of December 31, 2023 and 2022, the Plan held approximately 105,358 and 130,078 shares of common stock of Quaker Chemical Corporation, respectively, with a fair value of $22,485,542 and $21,710,058. Total sales at market value related to the Quaker Chemical Corporation Stock Fund were $1,121,126 and $2,235,907 for the years ended December 31, 2023 and 2022, respectively. Total contributions into the Quaker Chemical Corporation Stock Fund were $245,806 and $302,380 for the years ended December 31, 2023 and 2022, respectively. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
Participant notes receivable qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
NOTE 6 – TAX STATUS
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020 stating that the form of the Plan is qualified under Section 401(a) of the IRC and, therefore, the trust is tax exempt. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. The Plan administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements as of December 31, 2023 and 2022. The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which generally relate to the three prior years; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.
NOTE 7 – SUBSEQUENT EVENTS
The Company and the Plan have evaluated subsequent events through the date that these financial statements were available to be issued, and there were no subsequent events, which would require an adjustment or additional disclosures to the financial statements.

Table of Contents                      Schedule H, Line 4(i)
Quaker Houghton Retirement Savings Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2023

Quaker Houghton Retirement Savings Plan, EIN 23-0993790, PN 112
Attachment to Form 5500, Schedule H, Part IV, Line 4(i):

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Jennison Small/Mid Cap Equity Fund of Prudential Trust	Common/Collective Trust	$4,116,563
	John Hancock Stable Value Fund Collective Investment Trust; Class I6	Common/Collective Trust	209,019
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	8,702,783
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	17,127,365
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	21,235,426
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	14,412,141
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	15,712,002
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	9,496,281
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	9,257,901
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	6,051,789
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	2,713,017
*	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	1,770,760
*	Vanguard Target Retirement 2070 Trust II	Common/Collective Trust	8,843
*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	4,030,344
*	Vanguard Target Retirement Income and Growth Trust II	Common/Collective Trust	3,981
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	23,763,337
	Loomis Sayles Core Plus Bond Fund; Class N	Registered Investment Company	319,624
*	Vanguard Extended Market Index Fund Institutional Shares	Registered Investment Company	9,310,021
*	Vanguard Federal Money Market Fund	Registered Investment Company	2,471
*	Vanguard Institutional Index Fund Institutional Shares	Registered Investment Company	33,726,676
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	7,455,976
*	Vanguard Total Bond Market Index Fund Institutional Shares	Registered Investment Company	9,516,881
*	Vanguard Total International Bond Index Fund Admiral Shares	Registered Investment Company	909,825
*	Vanguard Total International Stock Index Fund Admiral Shares	Registered Investment Company	2,665,986
*	Vanguard U.S. Growth Fund Admiral Shares	Registered Investment Company	13,783,940
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	7,512,198
*	Vanguard Brokerage Fund	Self-Directed Brokerage Accounts	2,421,295
*	Quaker Chemical Corporation Stock Fund	Common Stock Fund	22,485,542
*	Participant notes receivable	Loans to participants, interest rates ranging from 4.25% to 9.50% with various maturities through 2033	2,981,263
	Total Assets		$251,703,250

*	Party-in-Interest
(d)	Column (d) is omitted as cost is not required for participant directed investments

Index to Exhibits.

Exhibit number		Description
23.1	–	Consent of Independent Registered Accounting Firm
23.2	–	Consent of Independent Registered Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Quaker Houghton Retirement Savings Plan

Date: June 18, 2024	/s/ ROBERT T. TRAUB
Robert T. Traub, Senior Vice President, General Counsel & Corporate Secretary